UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546

      July 6, 2007

Mr. Richard Tan
Chief Executive Officer
Stone Tan China Acquisition Corp.
9191 Towne Center Drive, Suite 410
San Diego, California 92122


      Re:	Stone Tan China Acquisition Corp.
      	Amendment No. 1 to Registration Statement on Form S-1
   Filed June 15, 2007
   File No. 333-142729


Dear Mr. Tan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. We note your response to prior comment one. Please revise Summary and Proposed Business to make clear that the amount to be held in trust is a "subject to market" term, which may be revised during the course of the offering. Also, it appears from your response that the principal factor in determining the size of the offering is the maximum amount that the underwriter expects to be able to successfully solicit on behalf of the management. Please revise to clarify, if true, that this is the principal factor in determining the size of the offering.
2. We note your response to prior comment three. Please confirm that prior to effectiveness of this registration statement, you will notify us that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have your securities registered for sale.
3. We note your response to prior comment six. Advise us of the timing of any such purchases, particularly as compared to the beginning of trading of your securities, the closing of the offering and sale of all securities to be distributed if the underwriters exercise their over-allotment option. Advise us of any formal arrangements or understandings with the underwriter, Stone Tan or others regarding the amount, timing, manner or terms of any such sales. We may have further comment.

Summary
4. With respect to the supplemental letter provided in response to comment eight, please submit it as correspondence on EDGAR. Note that you may request confidential treatment as appropriate pursuant to Rule 83.
5. We note your response to prior comments eight and nine. Please revise page one and where appropriate to identify the number of companies and their area of business instead of using the phrase "a limited number of potential target businesses." Also, please identify the "businesses owned by [your] Chief Executive Officer."
6. Also regarding your response to prior comment nine, please provide a clear definition of "affiliate" that addresses, for example, situations where insiders are passive investors, officers, directors and/or creditors of portfolio companies or their private equity investors.
7. We reissue prior comment 10 with respect to the ability of shareholders to rely on the fairness opinion. If the company anticipates hiring a financial advisor that limits the ability to rely on the opinion to the board of directors, please revise to so state.
8. We note your response to prior comments 12 and 19 and reissue the comments in part. Please revise to include a risk factor that addresses your ability to consummate a transaction despite shareholder disapproval in excess of what would be permissible in a traditional SPAC, as that may be viewed negatively by potential investors seeking shareholder protections consistent with traditional
SPAC offerings. Your revised disclosure should address the fact that you may go forward with a proposed transaction despite a percentage of disapproving shareholders that is larger than what is permissible in a traditional SPAC.
9. We note your revised disclosure in response to prior comment
16.
Please revise to clarify under what circumstances it would not be in your best interest to bring a claim in the event your executive officers or directors refuse to honor their indemnification obligations.

Risk Factors
10. We note your response to prior comment 23 and the reference to "subject to their respective fiduciary obligations." Please revise the second risk factor on page 21 to state, if true, that your executive officers and directors must first present business opportunities to the companies with which they are affiliated as directors, investors or otherwise.

11. We note your response to prior comment 28. Please revise to clarify how investors would possess shares in an offering that was disallowed. Also, explain why it would be difficult for shareholders to execute resale transactions.
12. We note your response to prior comment 29. Please revise to indicate, consistent with your response, that you will have successfully applied for registration in the identified states and delete the reference to "or will seek to obtain."
13. Also, please revise to include a risk factor indicating, if true, that no secondary trading may occur in the seven states identified in the second bullet point on page 85, identifying such states in the risk factor. Your revised disclosure should also address the status of any required notice filings with respect to secondary trades in states in which you will conduct offerings, such as the District of
Columbia and Illinois.

Proposed Business
14. We note your response to prior comment 32. Please revise "Contractual arrangements" on page 54 to briefly summarize the principal terms that would be included in a contract to provide you the economic benefits of control. Please revise to explain how such an agreement in which you do not control a majority of the equity or board of directors could be considered a "Business Combination."
15. Also, we note that the definition of Business Combination in the letter agreements does not refer to contractual arrangements. Please advise us of how a business combination through contractual arrangements is defined or covered by the definition. Explain what contractual terms must be included in an agreement for it to be considered a business combination.
16. We note your response to prior comment 35 and reissue it in part.
Although you refer to KapStone and Paper Packaging Corporation and another entity, you do not disclose a comprehensive list of the companies, private equity affiliates, portfolio companies and other entities whose affiliation with your officers and directors presents a conflict of interest. Please revise accordingly.
17. We note your response to prior comment 45 and reissue it in part.
You refer to the uncertainty of the public offering and the fact that the underwriters` option will only be received upon completion of an offering. As both the founders` shares and the underwriters` option are subject to the uncertainty of the offering, it is unclear on what you base the distinction regarding compensation. Regardless of whether the underwriters` option has any bearing on the founders` shares, the treatment of the underwriters` option as compensation raises the question as to whether or not the founders` shares, whose terms are in part more advantageous than the underwriters` option, are also compensation. Please expand on your response to discuss the basis for your belief and identify any case law or regulations supporting your view.

Liquidation if No Business Combination
18. Please revise to disclose the basis of your belief that your directors and executive officer are of substantial means and capable of funding a shortfall in your trust account in the event of such eventuality.

Exhibits
19.    Please provide for Exhibits 10.1 and 10.2 the omitted
Exhibit
A and Exhibit B.
20. Please refer to Exhibit 5.1. Please revise to quantify the warrants and shares underlying the securities identified in parts
(iv) and (v) of the first paragraph.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding the financial statements and related matters.
Please contact Jack A. Guggenheim at (202) 551-3523 or James Lopez at
(202) 551-3536 with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director

cc:	Fran Stoller, Esq.
	Fax (212) 214-0706